BRF S.A.

Publicly-held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or ”Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general that, at a meeting held on the date hereof, the Company's Board of Directors approved the submission to the Company's Ordinary and Extraordinary General Meeting to be held on March 28, 2022, as provided for in the Notice to Shareholders published on January 14, 2022, of the slate proposal with the members for the Board of Directors.

The slate proposal was presented, on the date hereof, by the shareholders Marfrig Global Foods S.A. and Fundo de Investimento em Ações Colorado – Investimento no Exterior (hereinafter referred to jointly as “Marfrig”) and was approved, by majority vote, by the members of the Board of Directors.

The slate to compose the new Board of Directors is composed of the following members: (i) Marcos Antonio Molina dos Santos (Chairman of the Board of Directors); (ii) Sergio Agapito Rial (Vice-Chairman of the Board of Directors); (iii) Marcia Aparecida Pascoal Marçal dos Santos; (iv) Augusto Marques da Cruz Filho; (v) Deborah Stern Vieitas; (vi) Flávia Maria Bittencourt; (vii) Oscar de Paula Bernardes Neto; (viii) Pedro de Camargo Neto; (ix) Altamir Batista Mateus da Silva; and (x) Eduardo Augusto Rocha Pocetti.

Additional information in connection with the members of the above-mentioned slate will be included on the Proposal of the Board of Directors, which will be disclosed in due course, pursuant to CVM Instruction No. 481/2009, upon the publication of the Call Notice of the Ordinary and Extraordinary General Meeting of the Company to be held on March 28, 2022.

BRF will keep its shareholders and the market duly informed of any new information in connection with the matter dealt with in this Material Fact.

São Paulo, February 22, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.